Exhibit 11.1

Computation of Earnings Per Share

The Company follows Financial Accounting Standards Board’s Statement No. 128, “Earnings Per Share” (“SFAS 128") in which income for Basic Earnings per Share (“EPS”) is adjusted for dividends attributable to preferred stock and is based on the weighted average number of common shares outstanding.  Diluted EPS is computed by using the weighted average number of common shares outstanding, increased by the assumed conversion of the convertible preferred stock and the assumed conversion of the stock options.

A three-for-two stock split was effected on June 29, 2007, in the form of a 50% stock dividend for the stockholders of record at the close of business on June 18, 2007.  Accordingly, information with respect to shares of common stock and earnings per share has been restated for current and prior periods presented to fully reflect the stock split.

The components of basic and diluted earnings per common share for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Basic Earnings per Share:
Net income available to common stockholders	$10,159,000	$10,009,000	$9,807,000
Weighted average common shares outstanding	6,356,772	6,510,323	6,634,779
Basic earnings per common share	$1.60	$1.54	$1.48
Diluted Earnings per Share:
Net income available to common stockholders	$10,159,000	$10,009,000	$9,807,000
Weighted average common shares outstanding	6,356,772	6,510,323	6,634,779
Assumed conversion of stock options	125,521	106,956	186,722
Diluted weighted average common shares outstanding	6,482,293	6,617,279	6,821,501
Diluted earnings per common share	$1.57	$1.51	$1.44

Stock options for 124,813 shares of common stock were not considered in computing diluted earnings per share for 2007 because they were anti-dilutive.